EXHIBIT 8.2

                                                                                                  January 25, 2008

Boards of Directors
Malvern Federal Mutual Holding Company
Malvern Federal Bancorp, Inc.
Malvern Federal Savings Bank
42 East Lancaster Avenue
Paoli, Pennsylvania 19301

Re:

Pennsylvania Tax Consequences of the Reorganization
of Malvern Federal Savings Bank from a Federally-Chartered Mutual Savings Bank to a Federally-Chartered Mutual Holding Company.

Dear Board Members:

PRELIMINARY STATEMENT

        You have requested our opinion relating to certain Pennsylvania tax consequences of the reorganization of Malvern Federal Savings Bank (“the Bank”), a Federally-chartered, mutual savings bank, from mutual savings bank into a mutual holding company form of organization. The bank will then operate as a wholly owned subsidiary of a Federally-chartered stock corporation, which will operate as a subsidiary of a Federally-chartered mutual holding company (the “MHC Reorganization”) dated as of November 20, 2007. As used in this letter, “Mutual Bank” refers to the Bank before the Reorganization and “Stock Bank” refers to the Bank after the Reorganization. All other capitalized terms used but not defined in this letter shall have the meanings assigned to them in the Plan of Reorganization.

        In preparing our Pennsylvania tax opinion, we relied, in part, upon factual descriptions provided in the Federal income tax opinion dated January 25, 2008 of Elias, Matz, Tiernan & Herrick L.L.P., (“federal tax opinion”) special tax counsel to Malvern Federal Mutual Holding Company, Malvern Federal Bancorp, Inc., and the Malvern Federal Savings Bank, as well as the Plan of Reorganization of Malvern Federal Savings Bank from a Mutual Savings Bank to a Mutual Holding Company (“the Plan” or “the Plan of Reorganization”) adopted November 20, 2007 and of such corporate records of the parties to the Reorganization as we have deemed appropriate.

        Specifically, our tax opinion is a requirement of Section 5, “Tax Consequences” of the “Plan of Reorganization”.

FACTS

        On November 20, 2007, the Board of Directors of the Bank adopted the Plan as follows: (i) the Mutual Bank will organize an interim federal stock savings bank as a wholly owned subsidiary (“Interim One”); (ii) Interim One will organize a stock corporation as a wholly owned subsidiary (“Malvern Federal Bancorp, Inc.”); (iii) Interim One will organize an interim federal stock savings bank as a wholly owned subsidiary (“Interim Two”); (iv) the Mutual Bank will convert its charter to a federal stock savings bank charter to become the Stock Bank (the “Conversion”) and the shares of Interim One will be cancelled and Interim One will exchange its charter for a federal mutual holding company charter to become the “Mutual Holding Company;” (v) sequentially with step (iv), Interim Two will merge with and into the Stock Bank with the Stock Bank as the resulting institution; (vi) former members of the Mutual Bank will become members of the Mutual Holding Company; (vii) simultaneously with step (v), the shares of Interim Two common stock owned by the Mutual Holding Company prior to the merger shall be converted into and become shares of Stock Bank common stock and the common stock of the Stock Bank will be transferred to the Mutual Holding Company in exchange for the membership interests in the Mutual Bank (the “Exchange”); (viii) the Mutual Holding Company will transfer 100% of the issued common stock of the Stock Bank to Malvern Federal Bancorp, Inc. in a capital contribution; and (ix) Malvern Federal Bancorp, Inc. will issue a majority of its common stock to the Mutual Holding Company.

        Simultaneously with the Reorganization, Malvern Federal Bancorp, Inc. will offer to sell additional shares of its common stock pursuant to the Plan of Stock Issuance (the “Plan of Stock Issuance”) as adopted by the Bank’s Board of Directors on November 20, 2007, with priority subscription rights granted in descending order as follows: (i) to depositors of the Bank with deposits having an aggregate account balance of at least $50 as of the close of business on September 30, 2006 (“Eligible Account Holders”); (ii) to depositors of the Bank with deposits having an aggregate account balance of at least $50 as of the close of business on December 31, 2007 (“Supplemental Eligible Account Holders”); (iii) to depositors of the Bank with deposits having an aggregate account balance of at least $50 as of the close of business on January 25, 2008 and borrowers with a loan from the Bank as of December 31, 1990 which continues to be outstanding as of January 25, 2008 (“Other Members”); and (iv) to the general public.

        The Bank has been filing returns and paying Mutual Thrift Institutions Tax under the Pennsylvania Tax Reform Code of 1971.

        The deemed transfer of tangible personal property by the mutual bank to the savings bank in connection with the Conversion will not be in the ordinary course of the Bank’s business.

        Any real property deemed to be transferred by the mutual bank to the savings bank in connection with the Conversion would not be subject to any liens.

LAW AND ANALYSIS

        The Federal income tax opinion of Elias, Matz, Tiernan & Herrick L.L.P., outlines that the Conversion and Reorganization is “tax-free” under the Internal Revenue Code of 1986. The Conversion and Reorganization is exempt from taxation under a number of Internal Revenue Code sections including, but not limited to, §368(a) (1) (F) and § 351. In general terms, a corporate conversion and reorganization is a tax-free transaction under federal law if the consideration for the acquisition consists primarily of stock or securities of the acquiring corporation or its parent.

        In general under 72 P.S. §8501 et seq., Pennsylvania imposes an 11.5% tax on mutual thrift institutions, which includes every savings bank without capital stock incorporated by or under the statutes of the Commonwealth, every building and loan association, every savings and loan association incorporated under the statutes of this Commonwealth, every Federal savings and loan association incorporated under the statutes of the United States and every savings institution having capital stock incorporated by or under the statutes of this Commonwealth or under the statutes of the United States and located within this Commonwealth. The starting point in determining taxable income is net income or loss on a separate company unconsolidated basis per generally accepted accounting principles and using cost accounting instead of equity accounting for investments in a subsidiary. Net income may be offset by net operating losses from prior years and may also be apportioned when filing in other states. There are also other items of adjustment, but are not pertinent to the matter at hand.

        Under generally accepted accounting principles, no gain or loss is recognized on a corporate conversion and reorganization, particularly one with no outside parties. As a result, there is no taxability of the transaction proposed in the Plan. The Bank, in its new form, will still be subject to the Mutual Thrift Institutions Tax.

        Pennsylvania imposes a corporate net income (“CNI”) tax on domestic and foreign corporations for the privilege of doing business, carrying on activities, or having capital employed or used or owning property in Pennsylvania. (72P.S. §7402, Act of March 4, 1971, P.L. 6). Certain entities are specifically excluded from the CNI tax including building and loan associations, banks, bank and trust companies, national banks, savings institutions, trust companies, insurance and surety companies and PA S corporations (72 P.S. §7401(1)). To the extent the Mutual Holding Company and Malvern Federal Bancorp, Inc. have nexus within Pennsylvania, they will be subject to the CNI tax as they do not qualify for any of the exclusions. The computation of the CNI tax begins with federal taxable income before any net operating loss and special deductions, reported on federal form 1120 on a separate company basis. (72 P.S. §7401(3)1(a) and 61 Pa. Code §153.11(a)). External legal counsel has opined that for federal income tax purposes, no gain or loss will be recognized by the Mutual Holding Company and Malvern Federal Bancorp, Inc. in the proposed Reorganization. No gain or loss will be recognized for Pennsylvania CNI purposes on the proposed Conversion and Reorganization.

        Because subscription rights will be granted at no cost to the recipients and provide the recipients with the right to only purchase shares of common stock at the same price to be paid by members of the general public in any Community Offering, there is no ascertainable value and, therefore, no Pennsylvania Personal Income Tax consequence to the granting of the subscription rights. Pennsylvania compensation could only be computed if there is a value to the subscription right when it is granted or if the subscription right allowed the grantee to purchase the common stock at a value below the price members of the general public would have to pay to purchase the same common stock. See 72 P.S. §§ 7301- 7303; 61 Pa. Code § 103.13.

        Pennsylvania imposes sales tax under 72 P.S. §§7201 — 7282. The basis for imposing this tax is rather broadly defined as a “sale at retail of tangible personal property” unless it is specifically exempted. A transaction such as the one proposed in the Conversion is not a sale of tangible personal property. As a result, there should not be any sales tax imposed on the transaction. It could be argued, however, that all assets are being transferred from the mutual bank to the savings bank, and the transfer constitutes a sale. There are no specific exemptions in the statutes or regulations regarding mergers, consolidations, and acquisitions. However, a Pennsylvania court has held that transfers of property to a surviving corporation pursuant to a merger are not taxable, because the transfer is not voluntary, but an operation of law. (National Dairy Products Corp. v. Secretary of Revenue, 16D&C2d 390, 72 Dauphin. 112, June 30, 1958)

        Also, the transfer of assets would be exempt under Pennsylvania’s Occasional Sales Tax Exemption [72 PS. §7204(1), Reg. §31.3(2) & Reg. §32.4(a)(2)(iii)]. Isolated transactions are not subject to sales or use tax. Isolated sales are defined as infrequent sales of a nonrecurring nature made by a person not engaged in the business of selling tangible personal property. The sale of an entire business by the owner thereof is exempt from sales tax except that the value of any motor vehicle constituting part of such sale shall not be exempt.

        Finally, Pennsylvania also imposes a Realty Transfer Tax under 72 P.S. §§8101-C – 8113-C. The tax is a stamp tax assessed on the value of any interest in real estate transferred by deed. As in the discussion of the sales tax, we do not believe the transaction is a sale of real estate, although the real estate will be transferred from the Mutual Bank to the Stock Bank. Pennsylvania Regulation §91.193 states that a document that merely confirms that an interest in real estate passed by operation of law to a new or surviving corporation under a statutory merger or consolidation is excluded from tax, unless the primary intent of the merger or consolidation is to avoid the tax. There is also an exclusion for a transfer for no or nominal actual consideration which corrects or confirms a transfer previously recorded. There is a Commonwealth Court case, Exton Plaza Associates v. Commonwealth of PA, No. 51 F.R. 1998 November 17, 2000;, 763 A.2d 521, where it was determined that when a deed does not effect the transfer of a beneficial interest to someone other than the grantor, it is most analogous to the exclusion for a correctional or confirmatory deed that does not change the beneficial interest in the property, and therefore, is not subject to the realty transfer tax.

OPINION

        Based upon our review of the agreements and documents mentioned herein, additional representations and information provided and the Federal income tax opinion of Elias, Matz, Tiernan & Herrick L.L.P., it is our opinion that:

1)

To the extent the Conversion and Reorganization, as more fully described in the Plan of Reorganization and Federal income tax opinion, qualifies as "tax-free" under the Internal Revenue Code of 1986, then the transaction contained in the Conversion and Reorganization will not result in any additional income tax liabilities under the Pennsylvania Mutual Thrift Institutions Tax. Additionally, carryovers of net operating losses will be afforded to the extent allowed under the federal "tax-free" provisions of conversions for separate companies.

2)

To the extent the Conversion and Reorganization, as more fully described in the Plan of Reorganization and Federal income tax opinion, qualifies as "tax-free" under the Internal Revenue Code of 1986, then the transaction contained in the Conversion and Reorganization will not result in any additional income tax liabilities under the Pennsylvania CNI tax.

3)

The issuance of non transferable subscription rights with no ascertainable value to the recipients will not result in any Pennsylvania Personal Income Tax consequence to the recipients as long as there is no ascertainable value assigned to the rights.

4)

The deemed transfer of substantially all of the Bank's assets and liabilities under the Conversion and Reorganization will not result in any Pennsylvania Sales and Use Tax liability. We believe that this is not considered a sale for this purpose and is further supported by the National Dairy Products Corp court case. If the transaction would be considered a sale, it would be exempt as an isolated sale.

5)

A transfer of property from a corporate conversion and reorganization is not subject to the Pennsylvania Realty Transfer Tax. The papers filed with Pennsylvania regarding the merger are not documents presented for recording within the meaning of the Realty Transfer Tax Act.

        Since this letter is provided in advance of the closing of the Conversion and Reorganization, we have assumed that the transactions described in the Company’s Registration Statement on Form S-1 and the Bank’s Plan of Reorganization will be consummated. Any change to the Conversion and Reorganization could cause us to modify the opinions expressed herein.

        In providing our opinion, we have considered the provisions of Pennsylvania tax law, regulations, rulings and court cases as well as the interplay of the Internal Revenue Code of 1986, as amended, Treasury regulations (proposed, withdrawn, temporary and final) promulgated hereunder, judicial decisions and Internal Revenue Service rulings, to date. A change in the authorities upon which our opinion is based could affect our conclusions. Moreover, there can be no assurances that our opinion expressed herein, if challenged, will be accepted by the Commonwealth of Pennsylvania. We have assumed the authenticity of original documents, the accuracy of copies and the genuineness of signatures. We have further assumed the absence of adverse facts not apparent from the face of the instruments and documents we examined.

        In issuing our opinion, we have assumed that the Conversion and Reorganization has been duly and validly authorized and has been approved and adopted by the Board of Directors of the Bank at a meeting duly called and held; that the Bank will comply with the terms and conditions of the Conversion and Reorganization, and that the various representations and warranties which are provided to us are accurate, complete, true and correct. Accordingly, we express no opinion concerning the effect, if any, of variations from the foregoing. We specifically express no opinion concerning tax matters relating to the Conversion and Reorganization under the Federal income tax laws.

        We have not been asked to, and we do not, render any opinion with respect to any matters other than those expressly set forth above. This opinion is rendered for your use only, and may not be delivered to or relied upon by any such person or entity without our express written consent.

        We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the Plan of Reorganization.

Very truly yours,

/s/ BEARD MILLER COMPANY LLP Certified Public Accountants